State of Delaware
Secretary of State
Division of Corporations
Delivered 11:39 AM 01/17/2012
FILED 11:34 AM 01/17/2012
SRV 120051885 - 4043314 FILE

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF NEWS OF CHINA INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That by unanimous written consent of the Board of Directors of News of China Inc. (the "Corporation") resolutions were duly adopted setting forth a proposed amendment of the Corporation's Certificate of Incorporation, declaring said amendment to be advisable and requesting a majority of the stockholders of the Corporation to give their consent in writing thereto. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that Article I of the Certificate of Incorporation of the Corporation be amended and restated to read as follows:

The name of the corporation is "W&E Source Corp."

RESOLVED, that Article IV of the Certificate of Incorporation of the Corporation be amended and restated as follows:

The total number of shares of stock which the Corporation shall have authority to issue is Five Hundred Million (500,000,000). The par value of each of such shares is $0.0001.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a majority of the stockholders of said corporation gave their consent in writing to the preceding resolutions in lieu of meeting of stockholders pursuant to Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Incorporation to be signed this 17th day of January 2012.

By: ______________________
Hong Ba, Chief Executive Officer